The Path Towards Shareholder Value Begins With a New "Tone at the Top"

April, 2016



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HCS-MANAGED FUNDS CURRENTLY HOLD LONG POSITIONS IN GDOT.

Our Mission

We fully realize the extraordinary nature of what we are seeking and the significance of challenging a Chief Executive Officer. However, we believe Green Dot represents an extraordinary opportunity. Our mission is quite simple: provide shareholders a democratic forum to offer direct, binding feedback on management's performance, the Company's corporate governance, and the Board's ability to foster a culture of accountability. We believe the significant opportunities to create sustained shareholder value at Green Dot require a change in "the tone at the top"

Table Of Contents

Executive Summary

> *"The other thing that you have to focus on is the team. And be able to field the best team at any one time, no matter how long people have been with you. To be not unfair, or ruthless, or harsh; but detached, objective and clinical about the performance of each individual"*
>
> Michael Moritz, Green Dot Class III Director, Y Combinator Dinner, February, 2016

Harvest Capital, A Long-Term Green Dot Shareholder, Is Calling For Change

HARVEST
CAPITAL STRATEGIES

Our Investment in Green Dot	• One of the largest Green Dot shareholders, owning a 9.3% stake in the Company • **Patient, long-term investors. We have owned Green Dot since 2012** • Attempted to engage privately and constructively with Green Dot's Board of Directors since March 2015. The Board repeatedly dismissed us
Harvest Capital Background & Track Record	• Investment firm founded in 2000 with $2.3 billion of assets under management across multiple strategies • Flagship fund, HSCP, has generated net compound annualized returns of more than 15% since inception, compared to 7% for the Russell 2000[1] • Investor Alignment: HSCP closed to new investments in 2008 and has returned nearly all investor profits since 2010 to ensure our fund remains appropriately sized to execute our strategy
Investment Philosophy	• Target universe: TMT, Consumer, Financial and Business Services with market capitalizations generally under $5 billion • Invest in misunderstood businesses with misplaced investor "angst" that can appreciate materially as perception changes • Long-term view allows for constructive management dialogue with an emphasis on understanding strategic decisions • **Across hundreds of investments over 16 years, Green Dot is the only Company with leadership and execution so problematic that we took our concerns to fellow shareholders**

Harvest owns more than $100 million of stock and our investment team owns $3 million of stock personally. Green Dot is the largest investment Harvest has ever held. Our interests could not be more aligned with fellow shareholders

Harvest's Highly Qualified Nominees

Philip Livingston
Governance Specialist

Saturnino Fanlo
CFO and President of SoFi

George Gresham
Former CFO of NetSpend































Green Dot Is A Dominant Franchise...

Leading Prepaid Brands	    
Leading Scale	• Over 100,000 retail distribution partners • 4.5 million active cards • Nearly 40 million cash reloads in 2015
Large and Growing Market	• Open-loop prepaid is considered the fastest growing segment of the payments market[2] • Nearly $350 billion in total prepaid transaction value in 2015[3] • Open-loop prepaid card load value is expected to expand at a 16% CAGR from 2011-2017[4]
Consolidating Industry	• Hundreds of program managers gradually consolidating towards a duopoly, Green Dot and NetSpend • Opportunities for ongoing accretive portfolio acquisitions
Stable Unit Economics	• Revenue per card has grown at a 2% CAGR over the last 5 years[5] • Five year contract renewal keeps Walmart MoneyCard under the Green Dot umbrella through 2020
Massive Data Advantage	• Purchase and reload data on more than 25 million current and past Green Dot cardholders[6] • 13 million monthly phone inquiries and 10 million online/mobile monthly visitors[7]
Strong Financial Position	• Approximately 80% of revenue is recurring[8] • Strong cash flow generation - $109 million free cash flow in 2015[9] • Flexible balance sheet - $3.47 consolidated net cash per share[10]

…And Owns The Best Brands In Prepaid

- In a survey of over 750 reloadable prepaid card users, consumers consider Green Dot cards to represent the best brands, are the easiest to use, offer the best features, and are lowest cost[11]

Best Brand


Walmart MoneyCard 21%
Green Dot 20%
NetSpend 14%
Bluebird 13%
American Express Serve 12%
Other 7%
RushCard 4%
Chase Liquid 4%
AccountNow 2%
PayPal 1%
PayPower 1%
Achieve Card 1%
Green Dot brands

Easiest to Use


Walmart MoneyCard 25%
Green Dot 22%
NetSpend 13%
American Express Serve 11%
Bluebird 10%
Other 7%
Chase Liquid 4%
RushCard 3%
AccountNow 2%
PayPower 1%
PayPal 1%
Achieve Card 1%

Best Features


Walmart MoneyCard 20%
Green Dot 20%
Bluebird 13%
American Express Serve 13%
NetSpend 13%
Other 7%
RushCard 4%
Chase Liquid 4%
AccountNow 3%
PayPower 2%
PayPal 1%
Achieve Card 1%

Lowest Cost


Walmart MoneyCard 29%
Green Dot 18%
Bluebird 13%
NetSpend 12%
American Express Serve 9%
Other 7%
RushCard 4%
Chase Liquid 3%
AccountNow 3%
PayPower 1%
Achieve Card 1%
PayPal 1%

Despite Unique And Defensible Assets At Mr. Streit's Disposal, Green Dot Shareholders Have Suffered

Stock Under-performance
- Double-digit percentage stock price declines in four of the last five years; cumulative total shareholder loss of 71% since the end of 2010
- Returns consistently rank near the bottom of the Company's self-selected peer group

Weak Financial Results
- Since 2010 IPO: Revenue +85%; EBITDA +55%, EPS only +6%
- Green Dot has failed to meet guidance or has lowered guidance in nine consecutive quarters
- Green Dot missed annual guidance in 2012, 2014, and 2015

Consistently Poor Execution
- In the last three years, we believe management has not introduced one new product that was delivered on-time, on-budget and can be considered impactful to financial performance
- Multiple execution failures in every quarter over the last two years

Inconsistent Investor Communication
- Mr. Streit repeatedly makes inconsistent and misleading statements
- Mr. Streit failed to disclose two material acquisitions
- The result: Impaired credibility, a lack of investor understanding into Green Dot's operating model, and one of the lowest valuations in the entire payments universe

Turnover & CEO Leadership Deficiency
- Majority of the leadership team from the 2010 IPO have left Green Dot
- The Company has had three CFOs in the last 24 months
- Glassdoor reviews of CEO and Board of Directors are abysmal
- These are symptoms of the unhealthy "tone at the top"

Broken Corporate Governance & Board Culpability
- Approved $43 million dilutive related party transaction
- Incentive compensation is excessive and misaligned with shareholder value creation
- **Unilaterally added three new Directors without a shareholder vote in the midst of a proxy contest**
- "Say-on-Pay" approval vote declined from ~99% in 2011 to ~67% in 2014; received the highest risk governance score of 10 from Institutional Shareholder Services ("ISS") in its 2014 report

We believe new leadership and an aligned Board are required to unlock the immense value in Green Dot

Addressing The Elephant In The Room

Can Green Dot survive, let alone thrive, without Mr. Streit?

- **YES. We are confident Green Dot can thrive and prosper**
- Green Dot has talented employees and deep customer relationships that are controlled outside of the CEO suite
- Mr. Streit is an entrepreneurial visionary, as well as <u>a masterful presenter and convincing salesman</u>. But Green Dot's leadership needs require a different skill-set and personality
- <u>Mr. Streit has failed to</u>:
    - **(i) anticipate competitive threats in 2012**
    - **(ii) appropriately diversify the business**
    - **(iii) attract and retain executive talent**
    - **(iv) deliver on acquisition targets**
    - **(v) drive product development**
    - **(vi) communicate accurately and transparently with investors, and most importantly**
    - **(vii) generate returns for shareholders**
- We are intimately familiar with the prepaid industry and have developed extensive relationships across the sector over four years of ownership and extensive due diligence. <u>We are aware of several highly qualified candidates, who have proven and successful track records, and are excited about the opportunity to lead Green Dot</u>
- Our director nominees are fully prepared to work with their fellow board members, if elected, to guide a seamless transition to an outstanding CEO

Shareholders have a choice, one that occurs only once every three years when it comes to Mr. Streit – stick with the status quo and hope for a better outcome, or choose a new path for Green Dot led by a proven, transformative leader

Strong Support For Our Campaign

Sell-side analysts support our campaign and shareholders appear to desire change

- *"In our view, while GDOT's brand has held up amidst increasing competition from larger players, the sample size of Streit's missteps is too large both strategically and financially, and the lack of visibility into the business and inability to communicate with the Street have been value destructive."*

  – Michael Tarkan, Compass Point

- *"Activist Action Could Revitalize Tired Strategy. We are encouraged that one of GDOT's largest holders has elected to move for senior management change."*

  – Andrew Jeffrey, SunTrust

- *"We believe there is more than ample management depth. GDOT has three NEOs with up to 11 years of experience who we believe are very capable and talented."*

  – Mike Grondahl, Northland Capital



Green Dot Share Price

Harvest Launches Campaign

In addition to investor and sell-side support for our campaign, many former employees, industry executives, and former prepaid industry officers have expressed their strong agreement with our conclusions and plan of action to address the "tone at the top" at Green Dot

Persistent Stock Underperformance

"For some people, we're the biggest performing stock they have, if you bought us at $9 a share and we're at $16 and change"

Steve Streit, 12/2/15

Green Dot's Stock Has Vastly Underperformed The Company's Self-Selected Peers

- Over a reasonable time period, we believe the most important shareholder metric for measuring a management team's performance and execution is total shareholder returns

- Over the last five years Green Dot has significantly underperformed the broad market as well as its peer group[*,12]



Green Dot	Russell 2000	Revised Peer Group	Original Peer Group

*Returns exclude dividend reinvestment

No Matter How The Data Is Sliced, Green Dot's Underperformance Is Unacceptable

- Over the last one-, two-, and five-year periods, Green Dot has significantly underperformed the Russell 2000 and both its original and revised peer groups[13]

Green Dot and Peer Performance*

	1-year	2-years	5-years
GDOT	**(20%)**	**(35%)**	**(71%)**
Russell 2000	(4%)	0%	55%
Original Peer Group	11%	18%	203%
Revised Peer Group	(2%)	(2%)	113%

Green Dot Underperformance

	1-year	2-years	5-years
GDOT v Russell 2000	(15%)	(35%)	(126%)
GDOT v. Original Peer Group	(31%)	(53%)	(274%)
GDOT v. Revised Peer Group	(18%)	(33%)	(184%)

In the last five calendar years, Green Dot has underperformed its original payments peer group by a staggering 274%. Where is the accountability?

*Total returns include dividend reinvestment

Chronically Weak Financial Results

*"It's fair to say that we believe we are well positioned to return to **double-digit** growth in 2014… mathematically it would almost be impossible not to be in the **double digits** next year"*

Steve Streit, 10/31/13

GREEN DOT GREW REVENUE JUST 4.8% IN 2014

Where Is The Earnings Growth?

Earnings growth has significantly lagged both revenue and EBITDA growth – why is this the case?

- Since 2013, shares outstanding have increased by 19%
- Since 2013, depreciation and amortization expense has increased by 42%
- Historical Performance compensation focused on Revenue and EBITDA, not EPS

Green Dot Financial Performance[14] *($ millions)*

	2010	2011	2012	2013	2014	2015	2010-15 CAGR
Revenue	$377	$485	$555	$582	$610	$699	13.1%
Adjusted EBITDA	$98	$123	$111	$103	$132	$152	9.3%
Non-GAAP Diluted EPS	**$1.27**	**$1.55**	**$1.38**	**$1.15**	**$1.33**	**$1.35**	**1.1%**

Since Green Dot went public, Revenue +85%, EBITDA +55%, yet EPS has not materially changed

Irresponsible And Destructive Capital Allocation

Green Dot's Board authorized the issuance of $155 million of undervalued stock for three acquisitions in 2014, more than the Company's entire $150 million buyback plan

Green Dot Capital Allocation[15] *($ millions)*

	2010	2011	2012	2013	2014	2015	Total
Capital Expenditures	$13	$23	$40	$36	$39	$48	$200
Cash M&A Spend	$0	$16	$43	$0	$227	$65	$351
Fair Value of Stock Issued for M&A	$0	$0	$0	$0	$155	$0	$155
Total	**$13**	**$39**	**$84**	**$36**	**$422**	**$113**	**$707**
Non-GAAP Diluted EPS	**$1.27**	**$1.55**	**$1.38**	**$1.15**	**$1.33**	**$1.35**	

Since Green Dot went public, the Board has authorized Mr. Streit to spend more than $700 million on capital projects and M&A to achieve immaterial EPS growth. For perspective, the unaffected enterprise value of the entire Company was *less than* $700 million on 1/19/16[16]

The Only Thing Consistent With Financial Results Is The Level Of Inconsistency

Green Dot has missed and/or reduced guidance for nine straight quarters

- Mr. Streit consistently over-promises and under-delivers, which suggests poor internal financial forecasting processes[17]

Quarter	Issue	Stock Reaction
Q4 13	Guided EBITDA and EPS well below consensus	**Down 16%**
Q1 14	Missed consensus revenue estimate	Up 2%
Q2 14	Missed consensus revenue estimate	Up 10%
Sep 18, 2014	Reduced guidance for revenue, EBITDA, and EPS*	N/A
Q3 14	Missed consensus revenue estimate	Up 8%
Q4 14	Missed consensus revenue and EPS; provided 2015 EPS guidance well below consensus	**Down 23%**
Q1 15	Lowered the top end of revenue guidance	**Down 9%**
Q2 15	Lowered annual revenue guidance	**Down 8%**
Q3 15	Missed consensus revenue, reduced annual revenue guidance, and guided EBITDA to low-end of range	**Down 9%**
Q4 15	Missed consensus EBITDA; provided Q1 16 revenue guidance below consensus	Up 8%

Consistent "misses" indicate to us that Mr. Streit struggles to grasp key business drivers and is careless with financial forecasting

*9/18/14 was date of TPG acquisition announcement; management lowered annual guidance

Green Dot Profitability Has Languished

- Green Dot's core EBITDA margins are significantly below a broad processing and payments group[*,18]
- Excluding our estimated impact from the recent acquisition of Tax Products Group ("TPG"), Green Dot's current EBITDA margin is below 20%



*Green Dot core EBITDA margin excludes $70 million TPG revenue at the segment's pre-acquisition margin

Performance Is Particularly Weak Compared To Green Dot's Closest Peer

NetSpend's consistent financial performance is in stark contrast to Green Dot's inconsistency[19]

Organic Revenue Growth*



Core EBITDA Margin



NetSpend has maintained consistent double-digit revenue growth and mid-20s EBITDA margins, while Green Dot has produced deteriorating revenue growth and erratic EBITDA margins

*Green Dot organic growth for 2015 excludes $70 million TPG revenue and $78 million for acquired programs (provided in 8-K on 2/3/15)

Tale Of The Tape:
David Out-Executing Goliath

- Despite a dominant brand, larger card portfolio, larger distribution network and a high margin reload network, Green Dot has underperformed NetSpend in nearly every major category[20]



	green dot	netSpend
Active Cards at 12/31/15	4.5mm	3.9mm
Retail Distribution	>100k	>70k
Reload Network	Large	Small
2011-2015 Revenue CAGR	9.6%	17.3%
2011-2015 EBITDA CAGR	5.5%	13.1%
2011-2015 Active Card CAGR	1.7%	16.6%
2015 EBITDA Margin	18.5%	23.7%
Revenue per Active Card 2015	$136	$163
Purchase Volume 2015	$16.1B	$24.3B
Purchase Volume per Card 2015	$3,500	$6,800
Direct Deposit Cards	900k	1.9mm
Direct Deposit Penetration	20.0%	48.7%
Expenses per Employee	$324k	$157k
Capex % of Revenue	6.9%	4.2%

We believe NetSpend's consistently strong performance demonstrates Green Dot's issues are company-specific and not related to broader prepaid market challenges

Consistently Poor Execution & Shareholder Unfriendly Capital Allocation

> *"While we're still in the early stages of integration and our assumptions could change, we expect the Loopt acquisition to be accretive beginning in 2013"*
>
> John Keatley, Former CFO, 4/26/12

LOOPT HAS YET TO GENERATE A POSITIVE RETURN

Persistent Execution Issues Are A Major Concern

Mr. Streit has had multiple execution issues in every quarter over the last two years

Quarter	Category	Execution Mistake
Q4 13	Cost control Operations	• New products and expanded distribution compress margins • Weather blamed for weak purchase volume growth
Q1 14	Operations Cost control Supply chain	• Weather and Target data breach blamed for loss of revenue and higher expenses • New product and distribution expenses slated for Q4 13 continued to impact 2014 margins • Gift card and MoneyCard inventory issues; gift card program down YoY
Q2 14	Strategy / Pricing Supply chain	• Lowered the purchase price of MoneyCard, likely due to below plan sell-through • Merchandising issues impacting new card sales and causing inventory stock-outs
Q3 14	Financial management Strategy / Pricing Operations	• Created weak deal structure for Tax Products Group ("TPG") acquisition • Introduced monthly fee on GoBank, abandoning "pay-what-you-want" approach • Disclosed in-house processing migration behind plan; processing savings will be delayed
Q4 14	Financial management Communications	• Issued ~1M shares for 2 acquisitions, further diluting shareholders; guided 2015 share count to 55M, representing ~20% share dilution from middle of 2014 • Filed Form 8-K disclosing historical TPG financials. 2014 revenue inconsistent with 9/18/14 statements
Q1 15	Product development Forecasting Strategy / Forecasting	• ACE product rollout delayed • TPG revenue forecast lowered by $7 million • MoneyPak to have larger impact than expected
Q2 15	Strategy / Forecasting Strategy / Forecasting Operations	• Organic cards decline more than expected • MoneyPak to have much larger impact than expected • Company takes impairment charge on internal processing
Q3 15	Forecasting Product development Strategy	• Organic cards, previously expected to stabilize, continued to decline • New product planned for Q4 delayed until 2016 • Announces re-introduction of MoneyPak in 2016, less than one year after its discontinuation
Q4 15	Strategy / Pricing Product development	• Management discloses updated MoneyCard not successful; changes course and announces price increases • Management discloses GoBank will not reach account enrollment target

In the last 3 years under Mr. Streit's stewardship, we believe Green Dot has not introduced one new product that was delivered on-time, on-budget and that could be considered impactful to financial results

Case Study: Poorly Executed MoneyPak Removal Led To Multiple Negative Revenue Revisions

HARVEST
CAPITAL STRATEGIES

- Mr. Streit initially stated the discontinuation would not have a material impact on revenue
- Just six months later, Mr. Streit forecast MoneyPak to be a 10% headwind to revenue
- Management negatively revised its MoneyPak forecast in nearly every public correspondence for an entire year[21]

Date	Impact	Green Dot Commentary
Oct 30, 2014	Immaterial	• "MoneyPak is now removed in retailers representing about 60% or 70% of all MoneyPak sales" • "As that MoneyPak disappears and rides off into the sunset, you're going to see some of the fringe use of that line item go away; but as you can see, it's **not really a material driver of revenue and a less material driver of EBITDA**"
Jan 29, 2015	$10M - $40M	• "Walmart we've been 100% swipe since April of last year and it went very, very smoothly. It's a very logical behavior for the consumer" • "Every scenario **from crisis and doomsday and that's your $40 million**, to customers won't really care and it's easier to swipe and whatever and that's your lower end of the range"
Mar 10, 2015	$40M	• "We said in the previous call that we thought it would be at the high end of that $40 million, and we still feel good about that guidance"
May 7, 2015	$40M - $65M	• "The discontinuation of MoneyPak is proving very difficult to forecast" • "Based on the pacing of actual cash reload behavior in Q1 versus our assumptions, we now believe that the full-year impact resulting from the discontinuation of MoneyPak could be considerably higher" • "We could see an **incremental full-year revenue headwind as much as $25 million** on top of the forecasted $40 million high-end range"
Aug 4, 2015	$60M - $65M	• "Sizing the revenue [impact] has been extraordinarily difficult"
Nov 5, 2015	$60M - $65M plus additional impact on other card revenues	• "We expect to end the year slightly below our guidance range on revenue [due to] a **larger than expected revenue impact from the discontinuation of MoneyPak and its ecosystem effects** over the course of the year"

After broadly mismanaging MoneyPak's removal, which we believe has included channel miscommunication, repeated forecasting errors, and a damaged ecosystem, Mr. Streit announced MoneyPak will be re-introduced in 2016, just one year after its apparent value destroying removal

2 Case Study: Highly Touted Processing Savings Have Not Been Delivered

HARVEST CAPITAL STRATEGIES

"On January 24, 2012, the Company announced that it expects to transition processing services from TSYS to its in-house processing solution built on assets the Company recently acquired from eCommLink"

- Form 8-K filed 1/25/12

- Initially discussed bringing processing in-house in early 2012
- Some savings expected in 2013, full processing savings promised in 2014
- To our knowledge, the Company is spending $10 million annually on this endeavor[22]
- Both executives hired for the in-house processing migration left the Company, one leaving after only eight months[23]
- Rather than in-source processing, the Company is now paying for dual processors and is planning a migration throughout 2016[24]

2012

"Our processing will be migrated over 2013, and **you'll really see the benefit of that in 2014**"

"We expect this investment to generate **significant cost savings and margin expansion**"

"We **continue to be on track** with the expected timeline given previously on this initiative"

2013

"I think when we talked about it we gave 2014 as a year when we'd start to see some benefit. And we're **probably going to track later** than that"

"It's **unclear exactly when or what we're going to do** with our own processor"

2014

"We **expect that there'll be significant savings**, if you will, on processing coming up starting next year"

"We're **still investing in processing capabilities** that hopefully will lead to more savings down the road"

2015

"While the new processor is coming up and the old processor is going down, you're **paying both during that transition**...So that's a headwind"

"The **majority of [the write down]** was for software that was built for integration internally that no longer became needed when we decided go to MasterCard IPS for our processing solution"

Now entering 2016, shareholders have seen zero return on the endless processing investment. Where are the savings shareholders were promised? Where is the accountability?

3 Case Study: Management Squandered Shareholder Capital In Loopt Acquisition…

HARVEST CAPITAL STRATEGIES

Loopt deal contained a material conflict of interest, in our view, among a myriad of other issues

- Sequoia Capital, Green Dot's largest venture capital investor and largest shareholder at the time, also owned 25% of Loopt, while controlling board seats at both companies[25]
- Green Dot paid $43 million for Loopt, or $1.43 million for each of its 30 employees, many of which have left the Company
- We believe zero strategic fit for Green Dot – Green Dot promptly shut down the business
- Loopt was $14 million dilutive to Green Dot's 2012 earnings[26]
- The founder and CEO of Loopt exited day-to-day activities almost immediately after his lock-up commitment expired[27]

Management does not appear to have delivered on a single promise made at the time of the deal[28]

Promise at Time of Acquisition / Green Dot Commentary	Actual Result
"While we're still in the early stages of integration and our assumptions could change, we expect the Loopt acquisition to be accretive beginning in 2013"	Loopt has yet to generate a positive return
"[Loopt has] deep relationships with the wireless carriers. And our hope is that we're able to leverage those relationships to begin to distribute our prepaid cards"	Green Dot has not signed a single meaningful deal with a mobile carrier
"We would love to be able to work with our retailer partners and allow them to push unique value-added offers to their customers every time they walk into one of their stores"	Mobile marketing offers have never been implemented
"[Loopt's team is] excited about working on what is really the convergence of mobile technology and financial services and now they're helping us to strike partnerships with major Silicon Valley companies"	Many employees have left the Company and we believe not a single revenue-producing partnership has been struck

Despite the apparent lack of synergies, earnings dilution, and related party conflicts, Green Dot's Board approved the Loopt acquisition and Mr. Streit continues to stubbornly defend the transaction

…And Shareholders Are Still Paying The Price With GoBank Failure

HARVEST
CAPITAL STRATEGIES

> *"I think it's fair to say that with the successful launch of GoBank, few today would doubt the value of acquiring Loopt"*
> - Steve Streit, 10/30/14

- Green Dot launched GoBank, a mobile-centric bank account, on January 15, 2013[29]

- Since the launch of the product, management has consistently missed expectations, altered its strategy, and in our view, wasted shareholder money and confused consumers

- At the beginning of 2015, management set an ambitious goal to reach "a seven figure annualized run rate in new GoBank account enrollments by year-end." The Company recently conceded it failed to reach this target[30]

Management has altered nearly every GoBank goal due to its apparent lack of execution and product adoption

Strategy / Goal	Outcome / Failure
Generate partnerships with college bookstores and mobile carriers to leverage Loopt relationships and drive adoption	Strategy abandoned with zero meaningful partnerships and minimal product uptake
Develop new brand to avoid cannibalization of core prepaid	GoBank brand has limited recognition; product does not have sufficient differentiation from core prepaid
Pay-what-you-want pricing to drive product adoption	Strategy failed to achieve material product adoption and was dropped; product now has uniform $8.95 monthly fee
Online distribution to reduce reliance on Walmart	Strategy failed to achieve material product adoption; instead announced exclusive distribution at Walmart in September, 2014; despite Walmart distribution, product has still achieved limited uptake

In the three years since the launch of GoBank, the product has not generated any material customers or revenues, and Mr. Streit once again did not achieve the targets he set for 2015

Case Study: We Believe Mr. Streit Severely Miscalculated The MoneyCard Re-launch

HARVEST
CAPITAL STRATEGIES

Rather than drive growth, the updated MoneyCard portfolio led to a decline in Walmart revenue*,[31]



*MoneyCard represents majority of Walmart revenue

Case Study: Tax Products Group ("TPG") Has Fallen Well Short Of Expectations

HARVEST
CAPITAL STRATEGIES

Under Mr. Streit's control, TPG experienced multiple negative revenue revisions and a 22% shortfall relative to management's initial 2015 forecast[32]

Date	2015 Forecast Revenue	Green Dot Commentary
Sep 18, 2014	$90M+	• "For TPG's 2014 fiscal year, the Company generated approximately $88 million in revenues" • 2-5% revenue CAGR
Dec 12, 2014		• Form 8-K filed with TPG historical financials • Revenue declined 4% in FY 2014 • Historical revenue reduced by 9% due to accounting adjustments and non-recurring revenues
Feb 3, 2015	$77M	• Per Form 8-K, management guides TPG 2015 revenue to $77M
Mar 10, 2015	$75M - $76M	• "TPG is looking a little bit slower…we could be $1-2M light"
May 7, 2015	$70M	• "On TPG, we came up around $7 million short versus revenue plan in the quarter" • "We're now forecasting the full-year revenue result to be $70 million instead of the $77 million originally forecast"



22% Reduction

$90

$70

At Acquisition   Actual

TPG 2015 Forecast Revenue (*$ millions*)

HARVEST
CAPITAL STRATEGIES



Earning Asset Yield (2015)[33]

10%	20%	30%	40%	50%	60%	70%	80%	90%	GDOT
4.70%	4.45%	4.28%	4.16%	4.04%	3.89%	3.77%	3.61%	3.37%	0.49%

Average – 4.06%



Net Interest Margin (2015)[34]

10%	20%	30%	40%	50%	60%	70%	80%	90%	GDOT
4.28%	3.99%	3.80%	3.69%	3.56%	3.42%	3.30%	3.14%	2.94%	0.48%

Average – 3.59%



Leverage Ratio (2015)[35]

10%	20%	30%	40%	50%	60%	70%	80%	90%	GDOT
13.46%	11.85%	11.06%	10.59%	10.03%	9.64%	9.26%	8.89%	8.37%	20.40%

Average – 10.65%



Tier 1 Capital Ratio (2015)[36]

10%	20%	30%	40%	50%	60%	70%	80%	90%	GDOT
19.8%	17.0%	15.7%	14.5%	13.6%	12.7%	12.1%	11.4%	10.5%	137.43%

Average – 14.84%

Over time, we believe Green Dot has the opportunity to work constructively with its regulators to improve returns on bank capital and offer consumers new solutions

*Comparison to publicly traded banks with assets between $100 million and $10 billion, ranked by deciles

Examining Mr. Streit's Failures
On Major Strategic Initiatives

Strategic Initiative	Status	Commentary
Renew Walmart Contract Under Reasonable Terms	✔	Renewed contract, although terms unclear
In-source Processing	✘	Failed, wasted shareholder money
Reinvigorate MoneyCard	✘	Failed, reversed strategy
Successfully Launch Mobile Banking Product	✘	Failed, shifted strategy multiple times
Acquire and Utilize a Bank	—	Strategy and value still unclear
Complete Successful Strategic Acquisitions	✘	Failed, Loopt was dilutive and TPG has not met plan
Significantly Diversify the Business	✘	Failed, Walmart is still greater than 50% of revenue
Enter Adjacent Verticals Outside of Retail	—	Limited success in check cashing and direct-to-consumer

Since Green Dot's IPO, Mr. Streit has failed to deliver on virtually every major initiative

Mr. Streit's Inconsistent & Misleading Investor Communications

"I'm the largest shareholder by far…and on top of that I haven't sold shares since November of 2010"

Steve Streit, Q4 15 Earnings Conference Call, 2/24/16

BLACKROCK WAS GREEN DOT'S LARGEST SHAREHOLDER AS OF 2/24/16; MR. STREIT SOLD 536,602 SHARES ACROSS MULTIPLE OPEN MARKET TRANSACTIONS IN 2014

Mr. Streit's Acquisition Disclosures Reflect A Violation Of Investor Trust

Green Dot made two acquisitions, in December 2014 and January 2015, which combined accounted for more than 10% of 2015 projected revenue, yet neither acquisition was disclosed[37]

- Between late December 2014 and January 2015, Green Dot acquired AccountNow and Achieve Card
- Mr. Streit included the financial contribution from these two material acquisitions in 2015 guidance, without disclosing their inclusion or impact
- As a result, we believe investors and analysts could not reconcile 2015 guidance
- Only after a 25% two-day decline in Green Dot's share price did management reactively file an 8-K disclosing the acquisitions and their combined impact on 2015 guidance

Sell-side analysts understandably questioned Mr. Streit's judgment and credibility

- *"Poor acquisition disclosure raises questions. Notably, Green Dot used the quiet holiday period to make two acquisitions which it disclosed today will generate $78m in 2015 revenue and $15m of EBITDA. The Company issued nearly 1m shares to consummate these deals. We encourage investors to ask: 'why the need for such stealth?'"*

  – Andrew Jeffrey, SunTrust

- *"Management had not discussed the Account Now and Achieve Card acquisitions on their 4Q earnings call, thus previous implications were that TPG was the only acquisition contributing to 2015 growth, which would have implied organic growth of 5 - 15%"*

  – Thomas McCrohan, Sterne Agee

When asked directly about "double digit organic growth" guidance on the Q4 14 conference call, Mr. Streit withheld disclosing the existence of either acquisition

Mr. Streit Appears Incapable Of Providing A Clear and Consistent Message On Growth

"It's fair to say that we believe we are well positioned to return to double-digit growth in 2014… mathematically it would almost be impossible not to be in the double digits next year"

Steve Streit, Q3 13 earnings call, 10/31/13

- Q3 13 earnings call: Mr. Streit set 2014 expectations for "double-digit" revenue growth

- Green Dot's Investor Day: Mr. Streit began to hedge his comments - *"There are no promises, but we think that if we really do our jobs…we believe we can hit that 10% for double digit growth"*[38]

- Morgan Stanley's Take: "management clarified that the 10% revenue growth is currently the likely 'bull' case expectation and would be attainable only if everything lined up as planned"[39]

- Green Dot grew revenue just 4.8% in 2014[40]

Following Mr. Streit's contradictory commentary at the Investor Day, the stock declined 7%

Mr. Streit Appears Incapable Of Providing A Clear And Consistent Message On Margins

"This past half we spent so much money [margins were] not normalized. 18% [is] too low for my blood… We've historically been a low 20% margin company… if the first number is not a '2' I think we have failed to control expenses"

Steve Streit, 2013 Investor Day, 11/19/13

- November '13: Mr. Streit implied margins would expand in 2014

- Deutsche Bank take: "Margin expansion in FY14…The company expects margin expansion driven by operating leverage, increased efficiencies across all aspects of operations, conversion from GE to GDOT bank, and anniversary of the WMT commission increase"[41]

- January '14: Mr. Streit guides 2014 margin to just 18%[42]

- On Q&A: Mr. Streit refused to candidly address the inconsistency, "we still think 'two' is the right number, but it clearly won't be in 2014"[43]

Following Mr. Streit's contradictory comments on Green Dot's Q4 13 earnings call, the stock declined 16%

Mr. Streit Does Not Appear To Consider The Severe Consequences Of His Misstatements

"The [TPG] transaction is expected to generate non-GAAP EPS accretion in the mid-teens percent range"

Steve Streit, 9/18/14

- TPG Acquisition Call: Mr. Streit repeatedly stated in prepared remarks & Q&A that the acquisition would be "mid-teens accretive"[44]

- Sell-side analysts added 15% to 2015 earnings estimates; consensus EPS increased from $1.53 to $1.75[45]

- January '15: Mr. Streit guided 2015 EPS to $1.36 at the mid-point, 22% below consensus, and 11% below consensus *prior to* the TPG announcement[46]

Following Mr. Streit's 2015 earnings guidance, Green Dot's stock declined 23%

Valuation Reflects Lack Of Execution And Distrust In Mr. Streit

- A company's stock price is comprised of two factors – (i) the earnings a company generates, and (ii) the multiple investors are willing to pay for those earnings

- Given Green Dot's persistent execution mistakes and chronic financial disappointments, investors are not willing to pay a reasonable multiple for the Company's earnings and EBITDA

- Green Dot has "earned" one of the lowest multiples across the processing and payments landscape.*,[47] As a result, shareholder value has unnecessarily suffered

Peer Group P/E Multiples



Peer Group EV/EBITDA Multiples



*Valuations based on share prices at 1/6/16

Troubling Executive Turnover & CEO Leadership Deficiency

"The CEO is intolerant of anyone who questions his judgment. Therefore, many executives who were brought on board as change agents were either asked to leave or left in short order because the CEO made a promise for change that he didn't intend to keep"

Glassdoor Review, 11/7/13

Executive Turnover Is Symptomatic Of An Unhealthy Leadership Culture

Green Dot has experienced executive turnover in nearly all divisions, likely contributing to the poor execution[48]

Executive	Position	Commentary
William Sowell	Chief Operating Officer	• Departed after less than 4 years
Mark Troughton	President	• Departed soon after IPO
John Keatley	Chief Financial Officer	• Long time CFO; departed for earlier-stage business
Grace Wang	Chief Financial Officer	• Demoted after 18 months
Alec Hudnut	General Manager, Revenue	• Departed after 2.5 years
Joshua Goines	General Manager, GoBank	• Departed after 7 months
Ralph Calvano	SVP, Processing	• Hired to lead processing division; project abandoned; departed after 2 years
Samuel Altman	EVP, Mobile Products and Technology	• Loopt co-founder; exited day-to-day activities almost immediately after his lock-up commitment expired
Alok Deshpande	Chief Product Officer	• Loopt co-founder; departed January 2016

Despite Green Dot's argument that Board changes will cause unnecessary disruption to the business, we believe the rampant executive turnover will actually be reduced without Mr. Streit's fiefdom-like leadership

It Appears Mr. Streit Is Not Viewed Favorably By Employees

HARVEST
CAPITAL STRATEGIES

Mr. Streit's Glassdoor reviews are concerning*, [49]

- Green Dot has a 2.4 overall rating, with only 32% of employees approving of Mr. Streit as CEO
- The only consistent positive feedback is that Green Dot salaries are high

"Take a serious look at your executive leadership, **time for some changes**, refocus and rebalance the company"

"Even the Board of directors is in the CEO's pocket and are just as much [as the] **yes-men** as the senior leaders"

"The CEO doesn't ever let go control of the reigns. This high touch, **micro-management** business approach leads to significant discontent in the workplace"

"Steve you are a nice guy, but you're a **horrible CEO**"

"To the Board of directors: do your job and **clean house at the top**"

"**Fire the CEO** and start over from the top down"

"The Board is not doing their job to fire the CEO"

"This was one of the worst working environments I've ever encountered. I've never seen such high



Green Dot Reviews
Updated December 1, 2015
85 reviews filtered by
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2.4
Rating Trends
36%
Recommend to a friend
32%
Approve of CEO
Steve Streit
51 Ratings
"Bad culture, Bad management, Bad Strategy, All around BAD "
Former Employee - Web Developer in Palo Alto, CA
Doesn't Recommend
Negative Outlook
Disapproves of CEO
Pros
Potential for cool products (risk averse management currently has neither the patience nor the ability to realize that potential). Undervalued, talented employees in Palo Alto. New
Jun 12, 2015
Helpful (12)
"Bad culture, Bad management, Bad Strategy, All around BAD "
Former Employee - Web Developer in Palo Alto, CA
organization (BIC), working remotely as a developer is frowned upon. Product management is in disarray due to poor strategy and the constantly changing vision of C-level execs due to their ADD, fear of risk, inexperience, and willingness to say "Yes" constantly.
Show Less
Advice to Management
Remember that company you bought in Palo Alto, you killed it when you bought it. And by killing it, I mean you literally killed that company and its progressive, team/product building culture. Steve Streit, you are an emperor with no clothes, your employees and Wall Street know it, time to move on.

*As of 1/25/16

Sell-side Analysts Have Also Expressed Concerns About Leadership

Sell-side analysts began questioning Green Dot's leadership as early as 2012

Date	Firm	Commentary
Jul 26, 2012	Deutsche Bank	• "Okay, and let me just ask Steve a tough question. Obviously, these are disappointing results and guidance. Have you given any thought about bringing in maybe a payment operator to run the company as maybe a CEO, and maybe moving up to more of a Chairman type role?"
Jul 27, 2012	Deutsche Bank	• "With the management team's credibility in question, we would encourage the company to inject new executive leadership with payment industry experience"
Jul 27, 2012	Sterne Agee	• "Downgrading to Neutral as credibility erodes"
Jul 27, 2012	Jefferies	• "We also believe an increasing credibility gap between investors and management may make it difficult to improve negative sentiment in the near term"
Feb 3, 2015	SunTrust	• "Poor acquisition disclosure raises questions. Notably, Green Dot used the quiet holiday period to make two acquisitions which it disclosed today will generate $78m in 2015 revenue and $15m of EBITDA. The company issued nearly 1m shares to consummate these deals. We encourage investors to ask: "why the need for such stealth?" We believe the answer is that management is attempting to downplay pricing and share losses in its core GPR business. This is a dangerous game, in our opinion, as it raises questions of earnings quality, management credibility and communications transparency."
May 7, 2015	William Blair	• "We hope a new CFO, Mark Shifke, could help improve visibility and enhance management's ability/credibility with regard to expectations"
Jan 11, 2016	JP Morgan	• "Remain cautious given management's uneven track record"

We find it troubling when sell-side analysts consistently question the integrity and credibility of management

Broken Corporate Governance & Board Culpability

"The estimated cost of the company's equity compensation program is excessive. CEO pay has significantly increased from prior levels, due primarily to a substantial equity grant which is entirely time-based and not in line with peer companies. The company also provided off-cycle grants to compensate executives for their underwater options, while implementing a separate option exchange program for broader-based employees"

Institutional Shareholder Services (ISS) Regarding Say-on-Pay at 2014 Annual Meeting

GREEN DOT RECEIVED A GOVERNANCE SCORE OF 10, INDICATING HIGHEST POSSIBLE RISK, AND ISS RECOMMENDED A VOTE "AGAINST" THE SAY-ON-PAY PROPOSAL

Green Dot Is The Poster Child
For Poor Corporate Governance

The Green Dot Board is structured to maintain the status quo, which we believe has contributed to the Company's poor performance

Governance Best Practices	Green Dot Governance Provisions[50]
Declassified Board	✗
Shareholders May Call Special Meetings	✗
Shareholders May Act by Written Consent	✗
Majority Vote Required to Pass Bylaw Amendments	✗
Split Chairman / CEO	✗
Meaningful Independent Board Stock Ownership	✗

Importantly, leading proxy voting advisory firm ISS issued Green Dot a governance QuickScore of "8" and "10" in 2015 and 2014, respectively, indicating serious governance concerns

A Stale Board With Declining Independent Insider Ownership

HARVEST CAPITAL STRATEGIES

Greenleaf, Moritz, Aldrich, and Streit have served together on Green Dot's Board for more than 13 years



Glinda Bridgforth Hodges
1
George Shaheen
2
Mary Dent
2
Michael Moritz
13
Timothy Greenleaf
15
Kenneth Aldrich
15
Steve Streit
16

Approximate Number of Years on Green Dot Board[51]

Shares Held by Green Dot's Long-Tenured Independent Directors[52]

	Moritz*	Greenleaf	Aldrich
Shares Held at IPO	12.1mm	581k	401k
Shares Held at 3/31/16	2.2mm	269k	244k
% Change	**(82%)**	**(54%)**	**(39%)**

We believe Green Dot's Board requires a meaningful overhaul, with fresh perspective, better alignment of interests, and an ability to hold management accountable for years of underperformance

*Includes shares owned by Sequoia Capital which Mr. Moritz may be deemed to beneficially own

The Board Appears to Advocate Excessive And Misaligned Compensation

> *"Our compensation committee decided to **target a higher level of long-term equity award value for our CEO than was recommended** by Barney & Barney"*
>
> - Green Dot 2014 Proxy Statement

Incentive compensation was aligned to Revenue and EBITDA; no surprise Green Dot has failed to grow EPS[53]

2013 Compensation Highlights

- Green Dot's *compensation committee ignored its independent compensation consultant* and targeted the 75th percentile of peer group compensation for Mr. Streit, while all other executive officers received compensation targeting the 50th percentile

- Board approved a voluntary option exchange program for employees without shareholder approval. *ISS recommended a "WITHHOLD" vote with respect to the election of Messrs. Greenleaf and Moritz* at the 2013 Annual Meeting

2016 Compensation Highlights

- Executive Incentive Plan compensates Mr. Streit 50% of his target PSU's even if Green Dot's total shareholder return *underperforms* 75% of the S&P SmallCap 600 Index

- We believe all other NEOs appear to receive 100% of Target bonus if net income is *flat year-over-year*



Say on Pay Approval Percentage

Has Green Dot's Board shown an ability to self-correct?

The Board Has Approved Excessive And Misaligned Compensation For The CFO Position

CAPITAL STRATEGIES

Messrs. Greenleaf and Moritz are culpable, with both serving as members of the troubled Compensation Committee

- After an extensive six month search, Green Dot named Grace Wang Chief Financial Officer in October 2013

- For joining Green Dot, Ms. Wang received a $310,000 one-time bonus, up to $150,000 of moving expense reimbursements, restricted stock units valued at $2.4 million and option awards with a grant date fair value of nearly $1 million[54]

- In Ms. Wang's six quarters as CFO, Green Dot missed expectations and/or reduced guidance in every quarter

- In May 2015, less than 18 months after joining the Company, Ms. Wang was demoted to SVP of Corporate Finance

- Green Dot named its head of Mergers and Acquisitions, Mark Shifke, as interim CFO in May 2015 and permanent CFO in December 2015

- Mr. Shifke was paid $2 million in time-based RSUs for the disappointing TPG acquisition[55]

- Mr. Shifke was also paid an additional $3 million in time-based RSUs for the Company's AccountNow and Achieve Card acquisitions, a plan that appears to have been put into place in 2014, but not disclosed until 2016[56]

In the last two years, Green Dot's Compensation Committee has paid approximately $11 million to fill the CFO position. Meanwhile, the Company has experienced earnings-related disappointments in the last nine quarters

The Board Continues To Reward Mr. Streit Despite His Apparent Destruction of Shareholder Value

Discrepancy between Mr. Streit's compensation and performance represents a severe misalignment of interests[57]



Streit Total Compensation
$ millions

GDOT Cumulative Underperformance
v. Original Peer Group

$1.7 $0.5 $6.6 $3.5 $3.0

-70%   -141%   -207%   -227%   -274%

2011   **2012**   **2013**   **2014**   **2015**

Over the past five years, the Board has paid Mr. Streit over $15 million to oversee a 274% cumulative underperformance compared to Green Dot's original peer group and a 71% absolute stock price decline

The Class III Directors We Seek to Replace Are Long-Tenured With Limited Relevant Experience

HARVEST
CAPITAL STRATEGIES

We believe Messrs. Streit, Greenleaf, and Moritz have failed shareholders[58]

	Streit	**Greenleaf**	**Moritz**
2013 ISS Recommendation	FOR	**WITHHOLD**	**WITHHOLD**
Tenure	**16 years**	**15 years**	**13 years**
Approved Related Party Loopt Acquisition	**YES**	**YES**	**YES**
Approved Re-pricing of Options	**YES**	**YES**	**YES**
Banking Experience	**NO**	**NO**	**NO**
Processing Experience	**NO**	**NO**	**NO**
Prior Relevant Operating Experience	**NO**	**NO**	**NO**
Attended 75% of Meetings	YES	YES	**NO***
Other Public Board Experience	**NO**	**NO**	YES

After serving together for well over a decade, we believe the Board leaders have become complacent enablers who refuse to address the concerns of current owners. It is time for these long-tenured incumbent board members to be held accountable

*Mr. Moritz did not attend at least 75% of Board meetings in 2012, 2013, and 2015

We Believe The Class III Directors Are Stale And Have Repeatedly Failed To Represent Shareholders' Interests

Green Dot's staggered board only presents the opportunity to enact real change once every three years[59]

Director	Evidence of Issues
Streit	• 71% absolute stock price decline over last five years • Countless and inexcusable execution errors • Universally negative reviews from current and former employees & industry executives • Unable to attract and retain executive talent • Violated Independent Director communication channel & failed to disclose acquisitions
Greenleaf	• Chairman of Audit Committee & member of Compensation Committee; both have repeatedly failed to function appropriately for shareholders • No relevant operating or public company board experience • Court records suggest Mr. Greenleaf is reliant on his Board position and has close personal ties to Mr. Streit[60] • Sold $11 million of stock since IPO; questionable timing of 10b-5 change, zero open market purchases
Moritz	• Mr. Moritz attended less than 75% of Board meetings in 2012, 2013, & 2015 • Currently sits on at least 8 other Boards, leading to questions about his time commitment to Green Dot[61] • Member of troubled Compensation Committee • Sold or Disposed of $279 million of stock since IPO through personal sales and/or Sequoia distributions; zero open market purchases

We believe Mr. Streit should be held accountable for Green Dot's ongoing strategy and execution errors and Messrs. Greenleaf and Moritz are culpable for the Company's repeated governance failures and ineffective oversight

We Believe The Board's Governance Failures Disenfranchise Shareholders And Serve To Entrench Board Members

We believe the Green Dot Board has repeatedly demonstrated poor judgment

- In the midst of a contest in which shareholders finally have an opportunity to express their views on the performance of the current Board, the Directors unilaterally added new members in an apparent attempt to dilute the influence of shareholder-elected Board members and further entrench current leadership[62]

- While the Company would like shareholders to believe it is proactively addressing governance and leadership shortcomings, we believe the Board's decision to disenfranchise shareholders was not only a gross violation of its fiduciary duty, but was also a thinly-veiled attempt to protect the troubling status quo

- Initiated employee option exchange program without shareholder approval

- Approved dilutive, related-party Loopt acquisition

- Withheld material acquisition disclosures when acquired AccountNow and Achieve Card

- Consistently over-compensated management at the expense of shareholders

- Adopted a Corporate Transaction Policy that provides 100% accelerated vesting of all outstanding and unvested equity awards (even those not at target) in the event of a change in control[63]

If Green Dot has three directors it would like to appoint to its Board, why not nominate these individuals and allow the Company's shareholders, the owners of the business for whom the Board is supposed to represent, to voice their opinion?

Harvest's Plan For Creating Long-Term Shareholder Value

"Part of being a CEO is you have to evaluate yourself and your other C levels to say, 'hey, are we here out of habit or are we truly the best people for the job at any given point in time'"

Steve Streit, 5/15/13

Our Five Step Plan For Setting Green Dot On The Path To Shareholder Value Creation

HARVEST
CAPITAL STRATEGIES

We believe the following steps must be implemented by a proven leader and an experienced, reconstituted Board to reverse years of underperformance at Green Dot

1 **Reconstitute the Board**
- Fresh, new perspectives on the Board will allow the Company to consider new and innovative ways to positively impact shareholder value and adopt much needed changes, including refocusing the organization on long-term per share earnings growth

2 **Install a Highly Qualified CEO**
- A new, highly qualified CEO, who brings relevant experience and a proven track record, is paramount to sending a loud, clear, and confident message to customers, employees, shareholders, partners, and regulators that accountability, execution, consistency, and honesty are Green Dot's core cultural values

3 **Realign Strategic Initiatives**
- Implement realistic revenue growth objectives, focus on Average Revenue per Cardholder (ARPU) growth through more disciplined pricing, new products, and a higher mix of direct deposit customers

4 **Right-size the Cost Structure**
- Based on conversations with a third party cost structure consultant, former Green Dot employees, and current and former executives at comparable companies who are familiar with Green Dot's business, we believe Green Dot can eliminate material inefficient spend

5 **Explore Consumer Lending and Banking Efficiencies**
- Under a knowledgeable leader, we believe Green Dot Bank could work proactively with regulators to introduce products and solutions that help consumers, while improving the bank's earning asset yield

If Green Dot embraces shareholder recommendations, we believe the Company can repair its damaged reputation, while nearly doubling its earnings per share in the next three years

1 Reconstitute The Board And Adopt Policies Targeting Shareholder Alignment

HARVEST CAPITAL STRATEGIES

- We believe Green Dot's incumbent Board is misaligned, entrenched, and lacks a shareholder-friendly mindset
- Messrs. Streit, Moritz, and Greenleaf have an average tenure of 15 years
- Stale and insular approach towards governance, compensation, and accountability
- Board requires fresh perspective with relevant experience and expertise
- Reconstituted Board must be independent to hold management accountable for performance

Current Philosophy / Policy	Area of Focus	Harvest Recommendation
• Minimal	**Independent Board Ownership**	• Material
• Classified	**Board Structure**	• Annually elected
• Revenue and EBITDA	**Incentive Targets**	• EPS
• RSUs for underperforming 75% of S&P 600	**Incentive Compensation**	• RSUs for ambitious EPS target
• Old, complacent, entrenched	**Board Tenure / Philosophy**	• New, fresh, aligned

We recommend a meaningful PRSU mega-grant to the executive team that targets achieving an aspirational 2019 earnings target which must be maintained through 2020[109]

1 We Believe Our Nominees Have The Experience & Expertise Necessary To Create Value At Green Dot

HARVEST CAPITAL STRATEGIES

Livingston	Fanlo	Gresham
• 25-year career as public and private company executive, often in turnaround situations • Extensive experience as director and audit committee chairman • Has served as director on 10 public company boards • Former CFO of Celestial Seasonings, Catalina Marketing, and World Wrestling Entertainment	• Over 30 years of industry experience in financial services, banking, and capital markets • CFO & President of Social Finance • Former EVP and Treasurer of Wells Fargo • Senior roles at Golden Gate Capital, KKR, and Goldman Sachs • Former CEO and Director of KKR Financial	• Significant payments and financial services experience • Former CFO of NetSpend • Former CFO of Global Cash Access and eFunds • Chairman of eFunds Operating Committee • Chairman of Audit Committee at BluePay

Harvest's independent Directors were meticulously recruited to address the current skill deficiencies in Green Dot's Board

- ✓ Strong general purpose reloadable ("GPR") prepaid and processing background
- ✓ Significant consumer banking expertise
- ✓ Significant experience serving on board committees
- ✓ Experience serving as interim CEO
- ✓ Experience restructuring failed governance policies
- ✓ Experience and success with bank regulators and the CFPB
- ✓ Deep understanding of this customer segment
- ✓ Recently purchased stock in the open market

Messrs. Livingston and Gresham are prepared to step in as interim executives should shareholders give Mr. Streit a vote of no confidence by electing our nominees at the Annual Meeting

1

Livingston – "Roll Up Your Sleeves" Executive Who Will Hold Management Accountable

HARVEST CAPITAL STRATEGIES



We recruited Mr. Livingston for his immense experience as a positive change agent. Given Mr. Livingston's strong background in corporate governance, and Green Dot's multitude of failures in governance, we believe Mr. Livingston will be an invaluable addition to Green Dot's Board

"Green Dot appears to have been significantly mismanaged. Situations like this can be very rewarding for the shareholders, directors, management, and employees. The coupling of a clear strategy, disciplined decision making and hiring top management talent should increase the cash flow per share and shareholder value of this business significantly."

"I have been through the board process of changing the CEO a number of times, including at Cott, Catalina Marketing and Ambassadors Group (where I stepped in immediately as interim-CEO). I understand the governance model and the role of the board and management. We serve the shareholders and are accountable for the maximization of the value of THEIR company."

1

Fanlo – Accomplished Financial Services Executive Bringing Best Practices In Banking And Regulation



We are thrilled an executive of Mr. Fanlo's caliber sees the immense opportunity at Green Dot and the multiple growth avenues that require deep banking and regulatory experience. We believe Mr. Fanlo would immediately and materially improve the regulatory, banking, consumer finance, and financial services distribution expertise of the Board

"My enthusiasm for the opportunity to serve as a Director of Green Dot rises from recognition that my experience and areas of expertise are an excellent fit with the Company's challenges and opportunities. I understand that a key to success in the financial services industry, particularly businesses that interact with consumers and are insured by the FDIC, is a great relationship with your regulators. At SoFi, we altered the traditional dynamic between regulator and lender by focusing on products and solutions that aid consumers. Green Dot can do the same. I would also look forward to helping Green Dot establish meaningful corporate partnerships and then help to insure these partnerships are executed in a manner that maximizes the probability of success."

1 Gresham – Extensive Payments & Processing Domain Expertise



We recruited Mr. Gresham due to his unparalleled background in both GPR and payment processing, as well as his impressive performance track record as CFO of NetSpend, Global Cash, and eFunds. Don't just take our word for it. Green Dot recently recruited Mr. Gresham for its Board

"Green Dot is one of two companies in the U.S. that have made significant inroads in addressing the unbanked crisis that plagues America. Unfortunately, with its continued missteps the Company's mission is in jeopardy. I am excited to join the board to not only drive forward the interests of shareholders but to also ensure that the true value of GPR can be realized."

"Throughout a 25-year career, I have been a focused and steady leader driving performance through all business conditions. As one of the few executives in the U.S. with deep and extensive operational experience in the GPR space specifically, I know how the space operates from the inside out and can bring this perspective to benefit Green Dot shareholders immediately."

Our Nominees Individually Address Unique Board Deficiencies

Green Dot Deficit	Nominee to Address	Rationale
Governance Operations Transition management Accounting / Audit	Philip Livingston	• Served on 10 public boards, chaired 4 audit and 1 compensation committees, garnering a reputation as a strong advocate of shareholders' rights • Having served as CEO, COO and CFO of multiple public companies, Mr. Livingston is a sought after executive to help lead companies in transition, including stepping in as interim CEO when required
Bank Regulation Consumer Lending CFPB Interactions Corporate Partnerships	Nino Fanlo	• Given his previous experience as Treasurer of Well Fargo and his current role as President and CFO of SoFi, Mr. Fanlo is uniquely qualified to provide regulatory guidance as Green Dot pursues its previously stated intention to offer consumer lending products • Developed SoFi's non-FICO based consumer credit scoring algorithms • Mr. Fanlo's expertise in establishing more than 300 productive corporate partnerships for SoFi would be invaluable to Green Dot, considering its long track record of announcing deals which fail to impact results
Execution Communication Financial Forecasting	George Gresham	• 11 years of senior executive experience at three highly successful payments companies and extensive operating experience in Green Dot's primary business – General Purpose Reloadable Cards • <u>Would represent the only independent</u> member of the Board with such relevant operating experience • As former CFO of NetSpend, Green Dot's closest peer, Mr. Gresham is well qualified to assist Green Dot with improving its inconsistent financial forecasting and misleading investor communications

Install A Highly Qualified CEO
With A Track Record Of Success

HARVEST
CAPITAL STRATEGIES

- Identifying the right CEO is the most important change needed at Green Dot
- Today's Green Dot is a $700 million business with over 1,000 employees, multiple product lines, diverse partners, and a bank holding company
- Green Dot requires a dynamic, multi-faceted CEO with a history of success, who will embrace employee collaboration, re-energize the talented Green Dot organization, and rebuild credibility with the investment community

Skillset	Harvest Rationale	Mr. Streit	Evidence
Demonstrated Track Record of Success	A strong track record is the most accurate indication of future performance	✘	Green Dot's stock has declined 71% over the last five years
Communication Skills	Strong communication builds credibility and strengthens relationships with stakeholders	✘	A repeated failure to accurately communicate with shareholders, employees, and partners
Financial Management Expertise	Paramount to have a keen understanding of expenses, deal structures, and other accretive financial decisions	✘	Demonstrated track record of squandering shareholder capital and misaligned expense structure; inability to project the benefits and consequences of strategic decisions
Banking Expertise	Tremendous value and potential customer benefit if Green Dot Bank is managed thoughtfully	✘	Unable to articulate strategies that would enhance the bank's contributions
Operational Skills	Significant cost saving opportunities with processing, inventory management, and acquisition integrations	✘	History of over-promising and under-delivering across all operationally-intensive functions
New Product Development Capabilities	Significant market opportunity to innovate and introduce new products to better serve customers	✘	In the last three years, we do not believe a single product has been delivered on-time, on-budget, and can be considered impactful to financial performance

We believe the Board has failed by not installing a CEO with experience and competencies that meet the requirements of today's Green Dot, *not* the Green Dot of a decade ago

2 World-Class CEO Candidates Have Expressed Interest In Green Dot

HARVEST CAPITAL STRATEGIES

> ***"Leadership is the capacity to translate vision into reality"***
>
> \- Warren Bennis

- The Board should commence a search for a world-class CEO
- Proven industry all-stars have approached Harvest to understand the possibilities at Green Dot
- A new CEO should bring: (i) realistic plans for revenue and expense growth, (ii) new product development strategy, and (iii) a plan to fix and then reinvigorate depressed morale
- It is the Board's job to hold this person accountable for achieving these goals

CEO succession would be orderly and collaborative

- Several internal candidates could serve successfully as interim CEO
- We would not expect unintended consequences or risks to Green Dot's ecosystem
- Board should hold meetings with employees to proactively communicate and answer questions
- We believe a CEO change would reinvigorate the entire Green Dot organization

A new, highly qualified CEO with a successful track record is paramount in order to instill confidence and send a loud and clear message to employees, shareholders, and partners that a new era is commencing at Green Dot

3 Realign Strategic Initiatives To Balance Growth With Profitability

HARVEST CAPITAL STRATEGIES

- Green Dot is no longer a hyper-growth business; the GPR industry is maturing and consolidating
- Stable pricing & competition retrenching = Consistent financial results, opportunities for accretive acquisitions
- Goal of double-digit revenue growth is outdated
- Chasing revenue leads to wasteful spending and poorly structured acquisitions
- We believe Green Dot should target 2.5% card growth and 5.0% ARPU growth considering the following measures:

Key Areas of Operational Focus

- Materially increase direct deposit penetration
- Additional portfolio acquisitions and begin issuing acquired cards out of Green Dot Bank
- Target adjacent verticals such as payroll and healthcare cards
- More consistent card innovation and improvements
- Deeper focus on the core GPR business

With the right balance of growth and profitability, we believe Green Dot can produce consistent double digit organic EPS growth and significant cash flow to fund accretive acquisitions, strategic growth initiatives, and methodical share repurchases

4 Right-size The Cost Structure And Optimize The Capital Structure

HARVEST CAPITAL STRATEGIES

- Green Dot should look like a payments company
- Operating expense growth is not currently driven by required return analysis
- Compensation & benefits, processing, and general & administrative expenses *ALL* grown > revenue since 2010 IPO[64]
- Over $700 million spent on M&A and capex since IPO without a clear return requirement hurdle
- By refocusing the entire organization on expenses and adopting a methodical, ROI-based approach to new projects, we believe Green Dot can significantly expand its operating margins
- Conversations with a third party cost structure consultant, former Green Dot employees, and current and former industry executives familiar with Green Dot's business indicate material inefficient spend can be eliminated

Current Philosophy	Functional Area	Harvest Recommendation
• Instinctive • Gut-based	**Budgeting**	• Methodical • ROI-based • Test and then invest
• Inefficient • Focus on growth without regard to cost	**Expenses**	• $25 million cost reduction • Tone at the Top = focus on expenses
• Consolidated net cash position	**Leverage**	• 2x net debt over time and with regulatory approval
• Begrudgingly implemented / Of little concern	**Stock Repurchase / Share Count**	• Systematic / Integral

Under the right leadership, we believe Green Dot can adopt a more thoughtful expense and capital structure with a focus on shareholder returns

5 Explore Consumer Lending And Banking Efficiencies

- As regulatory capital restrictions are lifted, we believe Green Dot can work collaboratively with regulators to improve the earnings power of Green Dot Bank
- The bottom 10% of all publicly traded small U.S. banks generated a net interest margin of 2.94% in 2015 compared to 0.48% for Green Dot Bank[65]
- Purely for illustration purposes, at a 2.94% net interest margin, we believe Green Dot can produce incremental earnings on its *current* capital base of $0.26

Current Interest Income
($ millions)

Earning Assets at 12/31/15	$875
2015 Net Interest Margin	0.48%
Annualized Net Interest Income	$4.2
Taxes at 37% rate	($1.6)
Earnings Contribution	$2.6
Shares Outstanding at 12/31/15	52.7
EPS Impact	**$0.05**



Representative Interest Income
($ millions)

Earning Assets at 12/31/15	$875
Potential Net Interest Margin	2.94%
Annualized Net Interest Income	$25.7
Taxes at 37% rate	($9.5)
Earnings Contribution	$16.2
Shares Outstanding at 12/31/15	52.7
EPS Impact	**$0.31**

We believe by proactively working with its regulators, Green Dot can generate low risk, incremental earnings, while still preserving the Company's conservative leverage profile.

5 Offer Consumer Credit Products and Solutions that Help Green Dot's Customers

- We recognize the acute sensitivity and care that lending to the unbanked/under-banked community requires

- Green Dot's customers benefit greatly from products and solutions that continue to drive increased financial inclusion

- According to a Harvest Capital study, 80% of prepaid debit card users would have an interest in a credit product[66]

- We believe Green Dot should work with its regulators to lift capital restrictions and gradually transition a portion of its deposits to consumer loans

- Green Dot possesses competitive advantages, including low incremental customer acquisition costs and underwriting insights from deposit/spend history on 25 million consumers, which could be used to initiate a sensible lending program

- With proper oversight, Green Dot could employ these advantages to design a lending program that is both profitable to Green Dot and a superior alternative for its customers

- While we support Green Dot's recently announced plan to provide credit solutions, we are concerned by:

  - The lack of consumer lending experience on the Board

  - Mr. Streit's apparent struggles with financial statements & management

  - The fact the Board has yet to form a Risk Committee ahead of Green Dot's lending initiatives

  - Our belief Mr. Streit has failed to successfully execute most major strategic initiatives since the Company's 2010 IPO

- We believe our nominees would provide the appropriate experience, risk oversight, and regulatory understanding to significantly increase Green Dot's probability of success with its credit ambitions

---

Over time, Green Dot could transition Fed deposits to consumer loans, which we believe would benefit the Company's customers and Green Dot. Proper execution should have regulator blessing and be materially additive to Green Dot earnings under very conservative return and leverage assumptions

We Believe Green Dot Can Conservatively Double EPS By 2018

- Tremendous earnings power has been trapped within Green Dot[67]
- Our EPS bridge assumes only a modest net interest margin increase on Green Dot's current asset base
- We have conservatively excluded any potential benefits from asset growth, leverage, and consumer loans
- We also have assumed zero cost leverage beyond $25 million in Harvest's estimated expense reductions



Examining Green Dot's Disappointing Response To Our Campaign

"Despite our serious level of concern, we would like to emphasize the desire to work with the Board in a cooperative manner…We do not want to be disruptive, we do not want to be a source of unnecessary costs or distractions, and we definitely do not want to embarrass the Company or the Board"

- Harvest Capital letter to the Board, <u>March 23, 2015</u>

Green Dot Fiction	Reality
• Harvest Capital refuses to engage with Green Dot	• For one year Harvest attempted to privately & respectfully engage with the Board; our concerns were not taken seriously and were dismissed
• Green Dot's Six-Step Plan to achieve $1.75 in non-GAAP EPS in 2017 eliminates the need for change	• Green Dot has consistently missed both short- and long-term targets; 2017 plan far from guaranteed; $1.75 was implicit 2015 guidance given by Mr. Streit in 2014
• Harvest proposals demonstrate a lack of understanding of bank regulatory requirements	• Harvest is intimately familiar with Green Dot's MOU; we have consulted several banking and regulatory executives to ensure our thoughts are not only feasible, but conservative
• Company is in process of implementing large projects, which will be derailed by Board changes	• Prior large projects such as internal processing were abandoned; if successful, our campaign targets stability and accountability
• Harvest's objective is to reset the Board and terminate Mr. Streit just when shareholders are beginning to realize Company's superior execution	• Harvest's independent nominees would represent 3 of 10 Board seats; stock price increase due to Harvest involvement, not Company "execution," which continues to falter; Company missed Q4 15 EBITDA and guided below Q1 16 estimates
• Harvest's campaign will threaten "late-stage" business development negotiations	• Universal feedback is Mr. Streit micro-manages, meddles, and impedes partnership discussions; we believe Green Dot employees and our nominees will ensure smooth transition

The Time For Change Is Now

> *"Some CEOs forget that it is shareholders for whom they should be working, while other managers are woefully inept. In either case, directors may be blind to the problem or simply reluctant to make the change required. That's when new faces are needed"*
>
> Warren Buffett, Berkshire Hathaway 2015 Annual Letter to Shareholders

The Board Needs New Leadership NOW

We believe long-tenured Directors Streit, Moritz and Greenleaf must be replaced because under their leadership, poor execution and a misaligned Board have failed shareholders

Inexcusable Execution Mistakes
- Multiple execution errors in every quarter over the last two years
- Failed to deliver a single new product with a discernible impact on financial results in the last three years
- Dismal analysis and execution of MoneyPak removal, among other high profile failures

Misleading Communications
- Failed to disclose material acquisitions
- Guidance related issues in nine straight quarters
- Mr. Streit has proven incapable of transparent & reliable communication

Failure To Hold Management Accountable
- The Big Four – Messrs. Streit, Greenleaf, Moritz, and Aldrich – have been on the Board for an average of 15 years
- Board denies, or worse does not seem to address, stock underperformance, earnings misses, misleading communication, and execution mistakes
- Board's failure to recognize that Mr. Streit appears unsuitable to lead a larger, more complex company makes them equally culpable for the last five years of shareholder value destruction

Broken Corporate Governance & Board Culpability
- Related party M&A transaction
- Consistently misaligned compensation plans
- Unilaterally added three Directors without a shareholder vote
- Classified Board and other shareholder-unfriendly governance provisions

After well over a decade of service, we believe the Board leadership has become complacent and refuses to address the concerns of current owners – NOW is the time for change

Vote **GREEN** FOR <u>Livingston</u>, <u>Fanlo</u>, & <u>Gresham</u>: A Referendum On The Need For New Leadership & Accountability

HARVEST
CAPITAL STRATEGIES

Referendum Serves Three Purposes	• Seeks to remove three long-standing, poorly performing Directors • Seeks to compel a change in the toxic "tone at the top" for consistently failing to deliver on shareholder promises and destroying shareholder value over many years • Seeks to add three independent, highly qualified directors with specific experience and domain expertise core to Green Dot's strategic roadmap and Board deficiencies
"No Confidence" In Mr. Streit	• Voting **GREEN** demonstrates a vote of "no confidence" in Green Dot's current leadership, which we believe would make it incumbent upon any Board working for, and listening to, its shareholders to address the "tone at the top" • We believe the Board's failure to accept resignations would violate proper governance and oppose a clear and democratic shareholder mandate
Greatest Risk To Value Is Inaction	• We believe Harvest's director nominees and proposed changes can deliver significant value for shareholders, customers, partners, and employees • We believe shareholders will suffer continued underperformance with current leadership, who we believe is incapable of sustainable strategic execution • Our nominees or an internal Green Dot candidate can serve as interim CEO until a world-class, permanent CEO is chosen by Green Dot's Independent Board • We believe numerous proven leaders would be interested in the opportunity to lead Green Dot

To Fix Green Dot, Vote "FOR" Livingston, Fanlo, And Gresham On The **GREEN** Proxy Card TODAY

- How To Vote:

  - Vote by Phone: Please call the telephone number specified on your **GREEN** proxy card from a touchtone phone and follow the simple instructions

  - Vote by Internet: Please access the website specified on your **GREEN** proxy card and follow the simple instructions

  - Vote by Mail: If you do not wish to vote by telephone or over the internet, please simply complete, sign, date and return the **GREEN** proxy card in the postage-paid envelope provided

- If you have any questions or require assistance in voting your **GREEN** proxy card, please contact Harvest's proxy solicitor:

<p style="text-align:center">Okapi Partners LLC</p>

<p style="text-align:center">437 Madison Avenue, 28th Floor</p>

<p style="text-align:center">New York, New York 10022</p>

<p style="text-align:center">info@okapipartners.com</p>

<p style="text-align:center">(212) 297-0720 or Toll-Free (855) 305-0857</p>

Thank you for your support: visit www.FIXGDOT.com

Endnotes

1. Harvest Capital and Bloomberg. Returns reflect period from 12/1/05 to 12/31/15
2. The Nilson Report and Raymond James research
3. Ibid
4. MasterCard and The Boston Consulting Group
5. Company filings
6. Company presentation dated 11/3/14
7. Company presentation dated 12/2/15
8. Company presentation dated 1/29/15
9. Company 's 2015 10-K filing
10. Ibid. Calculated as unrestricted cash and cash equivalents, settlement assets, and investment securities less deposits, obligations to customers, settlement obligations, and notes payable
11. SurveyMonkey, survey of 772 consumers who have used an open-loop reloadable prepaid card in the last six months, conducted November 2015
12. CapitalIQ. Peer returns based on equal-weighted average. Green Dot's original, Company-selected peer group provided in its 2013 and 2014 Proxy Statements consisted of Alliance Data Systems, Capital One Financial, Discover Financial, Euronet Worldwide, Global Cash Access, Global Payments, Heartland Payment Systems, Mastercard, MoneyGram, NetSpend, Total System Services, Visa, Western Union, and Wright Express. The Company's revised peer group provided in Green Dot's 2015 Proxy Statement consisted of Blackhawk Network, Cardtronics, Cash America International, Cass Information Systems, Euronet Worldwide, EZCorp, Global Cash Access, Heartland Payment Systems, Jack Henry & Associates, MoneyGram, Regional Management, WEX, and World Acceptance.
13. Bloomberg. Returns calculated as of 12/31/15. Peer group returns based on equal-weighted average of each members' return in the peer group. Relative performance is calculated as Green Dot's total return over a given period, less the total return of the comparable index or peer group
14. Company filings. Revenue is non-GAAP total operating revenue reported by the Company, which excludes stock-based retailer incentive compensation and contra-revenue advertisings costs
15. Ibid. Fair value of stock issued based on Green Dot's closing share price on date of issuance. 2012 cash M&A spend corresponds to Loopt purchase price
16. Green Dot enterprise value based on Harvest calculation for the Company's consolidated net cash at 12/31/15
17. Quarterly Company earnings reports and Bloomberg consensus estimates. Stock reaction based on stock price movement the day following each report

Endnotes (cont'd)

18. Company filings and Bloomberg. All margins are based on 2015 or nearest completed fiscal year results. HAWK EBITDA margin is based on the company's adjusted operating revenue

19. Company filings. NetSpend results based on standalone reporting for 2011 and 2012; based on segment reporting from TSS for 2013, 2014, and 2015

20. Company filings and presentations. NetSpend results based on standalone reporting for 2011 and 2012; based on segment reporting from TSS for 2013, 2014, and 2015. NetSpend Expenses per Employee and Capex % of Revenue based on 2012 10-K filing, which was the company's last full year as a standalone public company. Green Dot direct deposit penetration based on Harvest Capital estimate; last Company update was Q1 13 when direct deposit penetration was 15%. NetSpend retail distribution based on Harvest Capital estimate; NetSpend reported 89,000 distributing locations and employer customers combined at Q3 15. Expenses per employee defined as compensation, benefits, and general & administrative expenses divided by average number of employees for the year

21. All comments from public earnings conference calls and company webcast presentations

22. Initially discussed on Q4 11 earnings conference call held on 1/26/12. Ongoing annual expenses estimated by Harvest Capital based on public comments and investor relations presentations

23. Company's Q4 11 and Q1 12 earnings conference calls and LinkedIn

24. All comments below from public earnings conference calls and company webcast presentations

25. Green Dot 8-K filed 3/14/12

26. Green Dot press release dated 3/9/12

27. Green Dot 8-K filed 3/6/13 and LinkedIn

28. Management comments from investor conferences held on 3/12/12 and 3/14/12

29. Green Dot press release dated 1/15/13

30. Q4 14 earnings press release dated 1/29/15

31. Green Dot 10-K and 10-Q filings

32. All comments from Green Dot filings, earnings conference calls, and company webcast presentations

33. SNL Database and Green Dot Bank Call Reports

34. Ibid

35. Ibid

36. Ibid

37. Green Dot Q4 14 earnings conference call held on 1/29/15, press release dated 1/29/15, and 8-K filed 2/3/15

38. Green Dot Investor Day held 11/19/13

39. Morgan Stanley research note dated 11/20/13

Endnotes (cont'd)

40. Green Dot 2014 10-K
41. Deutsche Bank research note dated 11/19/13
42. Green Dot Q4 13 earnings press release dated 1/30/14
43. Green Dot Q4 13 earnings conference call held 1/30/14
44. Santa Barbara Tax Products Group acquisition conference call held 9/18/14
45. Bloomberg consensus estimates
46. Green Dot Q4 14 earnings press release dated 1/29/15
47. Company filings and Bloomberg. Green Dot enterprise value based on Harvest calculation for the Company's consolidated net cash at 9/30/15. EBITDA based on Bloomberg consensus estimate as of 1/6/16
48. Company filings and LinkedIn
49. Glassdoor Green Dot review page, accessed December 2015 - https://www.glassdoor.com/Reviews/Green-Dot-Reviews-E232242.htm
50. Green Dot SEC filings
51. Green Dot S-1filing dated 2/26/10 and 2016 Company Proxy Statement
52. Ibid
53. Compensation highlights based on Green Dot's 2014 Proxy Statement and Form 8-K filed 3/31/16
54. Green Dot 8-K filed 10/8/13
55. Green Dot 2016 Proxy Statement
56. Ibid
57. Green Dot Proxy Statements (2012-2016) and Bloomberg. Total compensation includes salary, bonus, grant date fair value of stock and option awards, non-equity incentive plan compensation, and all other compensation. Peer group return is based on equal-weighted average total shareholder returns from 1/1/11 to 12/31/15 for Green Dot's peers from the Company's 2014 Proxy Statement; excludes NetSpend due its acquisition by TSYS in 2013
58. Company Proxy Statements
59. Analysis below based on Company filings
60. Superior Court of California County of Los Angeles; Case Name: Marriage of Greenleaf; Case Number: BD 614 008
61. Bloomberg and LinkedIn
62. 8-K filed 4/9/15
63. 8-K filed 4/11/16
64. Green Dot 10-K and 10-Q filings

Endnotes (cont'd)

65. SNL Database and Green Dot Bank Call Reports

66. SurveyMonkey, survey of 772 consumers who have used an open-loop reloadable prepaid card in the last six months, conducted November 2015

67. Analysis based on Harvest Capital estimates. Assumes 3.0% compound annual growth rate for TPG, a 37% tax rate, 2.25% net interest margin, and share repurchases conducted evenly over time. Does not assume debt pay down or incremental leverage